October 6, 2011

United States

Securities and Exchange Commission

100 F. Street, N.W.

Mail Stop 4561

Washington, D.C. 20549-3561

RE:

Disability Access Corporation

Your Letter of September 20, 2011

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed March 22, 2011

File No. 000-53538

Daniel Gordon:

This correspondence is in response to your letter dated September 20, 2011 in reference to our filing of the Form 10-K filed March 22, 2011, File No. 000-53538. Please note our corporate facsimile number of (702) 475-5222.

Please accept the following responses and note that Registrant filed amended Form 10-K on August 26, 2011.

Comment 1

Form 10-K for the Fiscal Year Ended December 31, 2010

Intangible and Long-Lived Assets, page 18

We have reviewed your response to comment 2. Please us how you determined it was appropriate to use a capitalization rate of 8.5% in your net present value calculation.  Additionally, please tell us how the average EBITDA amounts you used in your calculation compare to your budgeted EBITDA amounts going forward. Finally, please tell us if you have tested goodwill yet during 2011, especially in light of the dramatic decreases in your revenues and earnings in 2011, and if so, please tell us the results of your testing and the significant assumptions used. If you have not tested goodwill during 2011, please tell us why you do not believe the decreases in revenues and earnings constitute poor economic performance relative to historical or projected future operating results, which you have disclosed as a trigger for impairment testing.

Answer: Regarding the capitalization rate of 8.5%, our largest outstanding debt carries an interest rate of 8% so the rate used was higher than our financing costs (please note using lower rates would improve the testing and conversely the breakeven capitalization rate would calculate to approximately 20.25%).  Given economic conditions, a conservative calculation based on historical events rather than projected income was used to ensure no impairment was necessary in the current economy at 12/31/2010.  As the Company’s accounting practice is to test for impairment annually in the fourth quarter, we have not yet tested for impairment in 2011.  Though the results in the first half of 2011 were down, it should be reemphasized that as a part of its accounting practice the Company generally recognizes revenue on billing as contracted reports are completed.  As such, committed contracts at varying stage of progress were active and or scheduled prior to the end of the 2nd quarter which gave management comfort of improved activity in the 3rd quarter in 2011.  The Company does not utilize a traditional budgeting process but prepares forecast, for 2010 the forecast was approximately 5% higher than actual results and approximately 30% higher than the calculated average.

Comment 2

Related Party Transaction, page F-13

Please provide us with a detailed analysis of all transactions between you and PTS, Inc. during 2010, as they relate to the divesture of your shares by PTS, Inc. We note from your disclosure on page 15 that DBYC exchanged $1 million worth of PTS, Inc. Preferred Series E shares for certain obligations of DBYC and DAC, but it is not clear if this is related to similar exchanges discussed elsewhere in the filing.

Answer: We have attached details of the 2010 transactions between us and PTS as Exhibit A. The exchange of preferred shares between the Company and Barbara Thorpe, and then the return of PTS preferred shares to PTS as part of the omnibus settlement of all intercompany obligations are all directly related to the divestiture transaction discussed elsewhere.

Comment 3

Note 6 – Stockholders’ Equity, page 14

We have reviewed your response to comment 9, and we are not clear what you mean by the phrase “could not hold more than same in the aggregate.” Please clarify. Given your representation that the value of your common shares is $.0001, it appears Ms. Thorpe’s shares would be convertible into 100 billion common shares. Please provide us with a detailed description of any restrictions on the number of shares that can be converted, and the timing of such conversions.

Answer:  There are restrictions on the number of shares Ms. Thorpe can convert.  First, Ms. Thorpe is limited to converting an amount of shares equal to no more than 4.99% of the issued and outstanding common shares of the Company at any one conversion, with a sixty-day notice period.  Second, Ms. Thorpe is limited to holding an aggregate of 4.99% of the issued and outstanding shares of the Company at any given time.  Thus, if at any time Ms. Thorpe’s holdings of the Company’s common shares drops below 4.99% of the issued and outstanding common shares, then Ms. Thorpe may convert the amount of shares that would bring her holdings up to 4.99% of the issued and outstanding common shares.

We have attached Preferred Series B as Exhibit B

Registrant wishes to acknowledge the following:

•

The Company is responsible for the adequacy and accuracy of the disclosures in the filing.

•

Staff comments, or changes to disclosures in response to staff comments in filings disclosed to the Staff, do not foreclose the Commission from taking any action with respect to the filing.

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The Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or by any person under the Federal Securities Laws.

Respectfully submitted,

/s/ Peter Chin

Peter Chin

Chief Executive Officer